SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 2016

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	English translation of a letter submitted to the Comisión Nacional de Valores (CNV) dated September 9, 2016.

FREE TRANSLATION

Buenos Aires, September 9, 2016

Chairman of the Comisión Nacional de Valores

Lic. Marcos Ayerra

RE.: Telecom Argentina S.A. – Relevant matter - Mandatory Public Tender Offer

I am writing to you as Chairman of Telecom Argentina S.A. (‘Telecom Argentina’ or the ‘Company’), regarding the Mandatory Public Tender Offer as a result of the change of control announced by Fintech Telecom, LLC (“Fintech”) for all Class B common shares issued by Telecom Argentina.

In this regard, we inform that today the Company has received a letter from Fintech notifying that the Board of Directors of the Argentine Securities & Exchange Commission or the Comisión Nacional de Valores approved the formal terms of the Mandatory Public Tender Offer on its meeting held on September 6, 2016.

We hereby attach a copy of the letter sent by Fintech.

Sincerely,

Mariano M. Ibañez,
Chairman

September 9, 2016

Telecom Argentina S.A.

Av. Alicia Moreau de Justo 50

C1107AAB – Ciudad de Buenos Aires

Mr Mariano M. Ibañez, Chairman of the Board of Telecom Argentina S.A

RE: Approval given by the Argentine Securities & Exchange Commission or the (‘CNV’), of the formal terms of the Public Offer to Purchase Shares (the Mandatory Public Tender Offer or the ‘OPA’) issued by Telecom Argentina tendered by Fintech Telecom, LLC.

Dear Sirs,

I am writing to you as Attorney- in-fact of Fintech Telecom, LLC (the ‘Offeror’) to inform you that the Board of Directors of the CNV, approved the formal terms of the Mandatory Public Tender Offer or the ‘OPA’, on its meeting held on September 6, 2016 and, as of today, only the approval of the final Prospectus is pending. Once the final version of the Prospectus is approved, it will be published together with the relevant notifications in ‘El Cronista Comercial’ newspaper and in the Daily Bulletin of the Buenos Aires Stock Exchange, or ‘Bolsa de Comercio de Buenos Aires’, informing the commencement and expiration dates of the Offer Period and other final terms and conditions of the Mandatory Public Tender Offer.

We notify the preceding in order for it to be published as a relevant matter in the ‘Autopista de Información Financiera’ of the CNV and for it to be submitted to the Buenos Aires Stock Exchange prior to the publication of the above referred notifications.

We kindly request to return a signed copy of this letter as evidence of notification.

Sincerely,

Carolina Curzi

Attorney-in-fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.
Date:	September 9, 2016	By:	/s/ Pedro G. Insussarry
			Name:	Pedro G. Insussarry
			Title:	Responsible for Market Relations